SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-51475
CUSIP Number: 92581 N 10 3

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q    ☐ Form N-SAR

For Period Ended: June 30, 2011

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Vicor Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

2300 NW Corporate Boulevard, Suite 123

Address of Principal Executive Office (Street and Number)

Boca Raton, FL  33431

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense and  the registrant seeks relief  pursuant to Rule  12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant requires additional time to complete the preparation of its consolidated financial statements for the quarter ended June 30, 2011, have them properly certified by the executive officers and have them reviewed by its independent auditors. The Registrant will file the Form 10-Q by the fifth calendar day following the required filing date, August 15, 2011, as prescribed in Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David H. Fater	(591)	995-7313
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?

                                                                 ☒ Yes  ☐ No

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

Vicor Technologies, Inc.
(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: August 15, 2011	By:	/s/ David H. Fater
David H. Fater
Chief Executive Officer

INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Vicor Technologies Inc.

Form 12b-25, Part IV(3) – additional narrative information

The statements of operations included in the financial statements to be attached to the Form 10-Q to which this Notice of Late Filing on Form 12b-25 relates will show a gain on derivative financial instruments of $6,418,000 and net income of $956,000 for the six months ended June 30, 2011 compared to a gain on derivative financial instruments of $337,000 and net loss of $3,852,000 for the six months ended June 30, 2010. The primary reason for the increased gain on derivative financial instruments was the downward movement in the Company’s stock price in the second quarter of 2011. The fair value resulting from the periodic mark-to-market calculation varies inversely to the change in the stock price used in the Black-Scholes-Merton options pricing model used to calculate the fair values of our derivative financial instruments.

Forward Looking Statements

Some of the statements in this Form 12b-25 Filing, including those that contain the words “expect,” anticipate,” “believes,” and “estimates,” and other similar expressions, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements or those of its industry to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Among the factors that could cause actual results, performance or achievement to differ materially from those described or implied in the forward-looking statements, include but are not limited to the risks that additional or new information may arise during the Company's completion of its review for the quarter ended June 30, 2011 which causes the Company  to revise or change the estimates contained in this Form 12b-25 Filing or any other subsequent information which impacts the estimated results reported in this Form 12b-25 Filing, including the review of the Company's financial statements by the Company's independent auditors or Audit Committee, any errors or mistakes that were made in preparing any of the Company's financial statements or any other events that would require the Company to make adjustments to its financial statements for fiscal 2010 or any prior periods